SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Complement of the Acquisition of Atrium Telecomunicações Ltda” dated on December 30, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Complement of the Acquisition of Atrium Telecomunicações Ltda

December 30, 2004 (01 page)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; December 30, 2004) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP), in compliance with the CVM Instruction #358 of January 03, 2002 and as a complement of the Relevant Fact published on December 28, 2004, hereby informs that on December 30, 2004, it carried out the acquisition of the indirect control of Atrium Telecomunicações Ltda, once the previous conditions established by the respective Purchase Contract were accomplished. In accordance with the article #256, paragraph one, of the Law #6404/76, Telesp will soon announce an Extraordinary General Shareholders’ Meeting in order to ratify the signing of the referred contract.

São Paulo, December 30, 2004

Pedro Lucas Antón Lázaro

Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: January 3, 2005	By:	/s/ Daniel de Andrade Gomes
Name: Daniel de Andrade Gomes
Title: Investor Relations Director